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 email: rsoroko@LTWS.com

 SAN FRANCISCO OFFICE
 (415) 262-1200

May 14, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	BioTime, Inc.
Registration Statement on Form S-3

Ladies/Gentlemen:

This letter accompanies a Registration Statement on Form S-3 filed by BioTime, Inc.  Pursuant to Rule 429, this Registration Statement also relates to Registration Statements No. 333-109442 and No. 333-128083.  BioTime has determined that it qualifies for the use of Form S-3.

The Registration Statement pertains to outstanding stock purchase warrants previously issued by BioTime.  BioTime now proposes to offer warrant holders the opportunity to exercise their warrants at a discounted exercise price of $1.818 per share.  The offer will remain open for a period of 60 days.  The regular warrant exercise price is $2.00 per share and, after the discount offer period expires, the warrant exercise price will revert to $2.00.

This proposed discount offer replaces the earlier offer described in Post-Effective Amendment No. 5 to Registration Statement No. 333-128083, which BioTime has now withdrawn.  Unlike the earlier proposed offer, the new offer will permit warrant holders to exercise all of their warrants at the discount price during the 60 day offering period, so that there will be no proration.  Also, in the new offer the discount price will be $1.818 rather than $1.70

Also included in the new Registration Statement are warrants and shares of common stock that are being registered for the account of certain selling shareholders.

Please direct all correspondence and communications with respect to the Registration Statement to the undersigned.

Very truly yours,

Richard S. Soroko